Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

February 6, 2008

VIA EDGAR AND FEDEX

Michael McTiernan

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Nine, Inc.

Amendment No. 2 to Registration Statement

on Form S-11 Filed February 6, 2008

File No. 333-147414

Dear Mr. McTiernan:

We are responding on behalf of our client, Apple REIT Nine, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Chief Executive Officer, dated January 25, 2008. Simultaneously with the submission of this letter, we are filing Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11.

This letter, together with Pre-Effective Amendment No. 2, responds to the comments in your letter dated January 25, 2008. Pre-Effective Amendment No. 2 is marked to show changes from Pre-Effective Amendment No. 1 filed January 2, 2008. A copy of the marked document is included with the copy of this letter being delivered to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of Amendment No. 2 marked “Courtesy Copy” included in the package being hand delivered to you.

This letter repeats the comments from your letter of January 25, 2008, together with responses on behalf of the Company.

February 6, 2008

Summary, page 1

Conflicts of Interest, page 8

1.	We note your response to comment 5. Please confirm to us that in the event that your exit strategy was a listing that any internalization of the advisor would not result in a payment by the company to the sponsor of any consideration beyond the value of the Series B preferred shares.

We thank the staff for this comment. In connection with a listing, the Company, as a practical matter, would be required to (and would) simply terminate the Advisory Agreement and the Advisory Agreement is terminable by the Company upon sixty (60) days notice for any reason with or without cause and without penalty or fee.

2.	We note the disclosure that the termination or expiration of the advisory agreement would trigger the conversion of Mr. Knight’s Series B preferred shares. Please revise to clarify if the trigger applies to both the termination by you, which would require board approval, and the termination by the advisor.

The revised disclosure has been added on page 9 in the current filing. The same disclosure already appears on page 6 of the current filing.

A merger or similar sale transaction of the Company or listing our Units…, page 23

3.	We note the additional risk factor here in response to comment five. The additional risk factor does not clearly disclose the conflict that creates the preference towards listing over liquidation. Please revise to specify the advantages to the sponsor related to the conversion of the Series B preferred shares of listing or merging over liquidating.

The requested additional disclosure has been made on page 23 in the current filing.

February 6, 2008

Competition Between Us and Mr. Knight and Other Companies Organized by Mr. Knight, page 48

4.	We note your response to comment 14 that it is impossible to predict when the other programs organized by Mr. Knight will seek a liquidity event. We note the disclosure in the document that there is an expectation that within seven years you would seek a liquidity event. Please revise to discuss the dates associated with the liquidity expectation of the other programs.

The additional disclosure has been added on page 49 in the current filing.

Compensation Discussion and Analysis, page 68

5.	We note your response to comment 15 on pages 68 and 71. Please revise to clarify if the compensation to be paid to senior management discussed here is separate from the fees you will pay Apple Nine Advisors and Apple Suites Realty. If so, please revise to discuss any direct compensation arrangements with your officer and compare the services they will provide to you directly with the services they and other employees of the advisor will provide through the advisor and its affiliates.

The additional disclosure has been added on page 68 in the current filing.

Prior REITs, page 75

6.	We note your response to comment 16. Please disclose the approximate value of the aggregate stock consideration issued in the Colonial Properties merger. Please provide similar disclosure in the footnote to Table IV.

The additional disclosures have been added on pages 75 and 126 in the current filing.

As indicated in your letter dated January 25, 2008, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated January 25, 2008.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

February 6, 2008

Any questions concerning this letter or the accompanying Pre-Effective Amendment No. 2 to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

MBR/smk

cc:	Duc Dang (SEC)
Yolanda Crittendon (SEC)
Jorge Bonilla (SEC)
Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery